UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

FPL Energy Operating Services, Inc.
Employee Thrift Plan
(Full title of the plan)

FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard
Juno Beach, Florida 33408
(Address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Employee Benefit Plans Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the FPL Energy Operating Services, Inc. Employee Thrift Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, as of December 31, 2003, the Plan was merged into the FPL Group Employee Thrift Plan.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
June 24, 2004

FPL ENERGY OPERATING SERVICES, INC. EMPLOYEE THRIFT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2003	2002

ASSETS
Accrued interest receivable - Leveraged ESOP Account	$-	$3

General investments	-	9,344,592

Employer securities, at fair value:
Employer securities held in the Master Trust	-	2,728,708
Leveraged ESOP employer securities	-	3,033,573

Total employer securities	-	5,762,281

Total assets	-	15,106,876

LIABILITIES
Interest payable - Leveraged ESOP Account	-	6,811
Acquisition indebtedness of Leveraged ESOP	-	2,108,789

Total liabilities	-	2,115,600

NET ASSETS AVAILABLE FOR BENEFITS	$-	$12,991,276

The accompanying Notes to Financial Statements are an integral part of these statements.

FPL ENERGY OPERATING SERVICES, INC. EMPLOYEE THRIFT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Year Ended December 31, 2003

ADDITIONS
Contributions:
Received from Participants	$7,400,684
Noncash contributions (from employer)	1,922,870

Total contributions		$9,323,554
Earnings on investments:
Interest:
Interest-bearing cash	8,921
Other loans (Participant loans)	50,461

Total interest		59,382

Net appreciation in fair value of investments:
Investment in Master Trust	847,696
General investments	2,450,905

Total net appreciation in fair value of investments		3,298,601

Total		12,681,537

DEDUCTIONS
Benefit payments to Participants or beneficiaries		803,614
Corrective distributions		6,146
Deemed distributions of Participant loans		141
Administrative expenses		59,636

Total		869,537

NET INCREASE		11,812,000
TRANSFERS
Transfers from the Plan - net	(23,885,300)
Effect of current year Leveraged ESOP activity	(917,976)

Total transfers from the Plan - net		(24,803,276)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		12,991,276

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003		$-

The accompanying Notes to Financial Statements are an integral part of these statements.

FPL ENERGY OPERATING SERVICES, INC.
EMPLOYEE THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2003

1.  Description of the Plan and Significant Accounting Policies

The Plan

The following description of the FPL Energy Operating Services, Inc. Employee Thrift Plan (Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) for a more complete description of the Plan. Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan, the FPL Group Employee Thrift Plan (Group Plan) and the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (FPL Bargaining Plan). Effective December 31, 2003, the Plan was merged into the Group Plan. Effective January 1, 2004, FPL Bargaining Plan's name was changed to FPL Group Bargaining Unit Employee Thrift Plan.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The portion of the Plan investing in common stock (Common Stock) of FPL Group, Inc. (FPL Group or Company) has been designated as an employee stock ownership plan. Participation in the Plan is voluntary. Employees are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with FPL Energy Operating Services, Inc. or on the first day of any payroll period thereafter. The Plan was amended in 2002 to include the addition of non-bargaining transition employees and new hires of FPL Energy Seabrook, LLC (Seabrook). The Plan includes a cash or deferred compensation arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Pretax Option permits Participants to elect to defer federal income taxes on all or a portion of their contributions (Pretax Contributions) until they are distributed from the Plan. Under current tax law, the annual limitation on Pretax Contributions for the 2003 plan year was increased to $12,000 and will increase an additional $1,000 each year through 2006. In addition, individuals age 50 or older who contributed the maximum allowable under the Plan had the option of contributing up to an additional $2,000 in Pretax Contributions for 2003. This catch-up amount increases an additional $1,000 for each year between 2004 and 2006.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in Common Stock. Pursuant to the Leveraged ESOP, the Trust purchased Common Stock from FPL Group using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Participant's account is allocated its portion of Common Stock released from the Leveraged ESOP Account.

During 2003, the Plan had in place a Dividend Payout Program which enabled Participants to choose how their dividends on certain shares of Common Stock held in the Plan are to be paid. Dividends on Common Stock acquired through the Leveraged ESOP do not qualify under this program. The options available to Participants included reinvestment of dividends in Common Stock, distribution of dividends in cash, or a partial distribution with the balance reinvested in Common Stock.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

Prior to December 1, 2003, the Plan allowed for pretax and after-tax contributions by eligible employees in whole percentages from 1% to 20% of their "earnings," as defined in the Plan (Earnings), which was matched in part by the Company with shares of Common Stock. Effective December 1, 2003, the maximum deferral election was increased to 50% of Earnings for all non-bargaining Participants. For pretax or after-tax contributions, the Company match is 100% on the first 3% of a Participant's Earnings, 50% on the next 3% and 25% on the next 1%. Contributions are subject to certain limitations. Prior to December 1, 2003, the Seabrook non-bargaining transition employees could elect to contribute up to a combined pretax and after-tax maximum of 25% of their Earnings. Prior to April 1, 2003, Seabrook non-bargaining transition employees received Company matching contributions of 100% on the first 3% of Earnings contributed on a pretax basis. Effective April 1, 2003, after-tax contributions were also included for purposes of calculating Company match for a combined pretax and after-tax contribution of up to 3% of Earnings.

The value of a Participant's contributions (including all income, gains and losses) is at all times 100% vested. Seabrook non-bargaining transition employees are fully vested immediately in Company matching contributions. For all others, Company matching contributions vest at a rate of 20% each year and are fully vested upon a Participant attaining five years of service. An employee may also receive vesting credit for prior years of service with FPL Group or any of its subsidiaries.

The Plan's investment options include fourteen core funds, as well as a "window" containing a wide variety of mutual funds. The core funds are comprised of eleven "mix your own" investment options and three "pre-mixed" investment strategies. The "mix your own" investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts, a small-capitalization equity index fund and Common Stock. The "pre-mixed" investment strategy options are made up of different allocations of investment options providing various combinations of stocks and fixed income investments.

The Plan allows Participants, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Participant contributions from one investment option to another. Company contributions are primarily made from Common Stock shares released from the Leveraged ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation may be used to reduce the amount of future Company contributions to the Plan or may be applied to administrative expenses. A Participant who has attained at least the age of 50 and completed five years of service will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock.

A Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the Participant's account, whichever is less. The vested portion of a Participant's account will be pledged as security for the loan. The annual rate of interest for loans is determined taking into account the prime rate at the time of origination.

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Participant's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and either the Group Plan or the FPL Bargaining Plan. The majority of transfers arise as a result of Participants transferring between bargaining unit and non-bargaining unit status while employed by Florida Power & Light Company (FPL), FPL Energy Maine or Seabrook. As a result of the merger of the Plan on December 31, 2003, assets totaling $22,812,467 were transferred to the Group Plan and are included in transfers from the Plan - net on the statement of changes in net assets available for benefits.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Investment income and interest income on loans to Participants is recognized when earned. Contributions by Participants and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Participants are recorded when paid. Certain amounts included in the 2002 statement of net assets available for benefits have been reclassified to conform to the 2003 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Included in general investments and investment in Master Trust are shares of registered investment companies valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common Stock is valued at its quoted market price. Loans to Participants are valued at cost, which approximates fair value. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility, which could result in changes in the value of such securities.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Participant accounts are adjusted daily; securities held in the Leveraged ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. At December 31, 2002, the contract value and fair value of investment contracts were $790,000 and $822,000, respectively. The average yield for the portfolio of investment contracts was 4.38% and 4.91% for 2003 and 2002, respectively. The crediting interest rate at December 31, 2002 was 4.96%. The crediting interest rate is based on an agreed-upon formula with the issuers, but cannot be less than zero. See Note 8.

2.  Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the Leveraged ESOP Account are not considered plan assets but are for the joint benefit of the Plan, the FPL Bargaining Plan and the Group Plan. The Leveraged ESOP Account is allocated for financial reporting purposes based on each plan's relative end-of-year net assets. Due to the Plan's merger into the Group Plan on December 31, 2003, none of the Leveraged ESOP Account's net assets were allocated to the Plan. However, the income effects of the Leveraged ESOP Account for 2003 were allocated based on the net assets immediately prior to the merger. The income effects were allocated 69.9%, 28.8% and 1.3% to the Group Plan, the FPL Bargaining Plan, and the Plan, respectively. The Plan's allocation of Common Stock held in the Leveraged ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the 2002 statement of net assets available for benefits, but are not available for, or the obligation of, Plan Participants. The employer securities will be released from the Leveraged ESOP Account and allocated to accounts of Participants under the Plan in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see Note 3). ESOP shares allocated through year end are classified as employer securities held in the Master Trust on the Plan's 2002 statement of net assets available for benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the Leveraged ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a reallocation of the Leveraged ESOP Account. The value of the shares allocated to accounts of participants under the plans is not affected by these allocations.

Condensed financial statements of the Leveraged ESOP Account are presented below, indicating the allocations made to each plan. The effect of 2003 Leveraged ESOP activity on net assets is included in transfers in the financial statements of each plan. Allocation of shares to the plans is presented as noncash contributions in the financial statements of each plan.

	Total Leveraged ESOP Account	The Group Plan	The FPL Bargaining Plan	The Plan

Allocation percentage	100.0%	71.2%	28.8%

Accrued interest	$320	$228	$92
Employer securities	382,700,786	272,520,464	110,180,322

Total assets	382,701,106	272,520,692	110,180,414

Interest payable	802,926	571,762	231,164
Acquisition indebtedness	248,583,800	177,016,027	71,567,773

Total liabilities	249,386,726	177,587,789	71,798,937

Net assets at December 31, 2003	$133,314,380	$94,932,903	$38,381,477

Contributions received from employer	$21,822,132
Interest income	1,365
Dividends	14,696,314
Net appreciation in fair value of investments	31,840,686

Total	68,360,497

Interest expense	25,416,844

Net income	42,943,653	$30,030,198	$12,363,564	$549,891
Allocation of shares to plans	(26,331,025)	(17,293,654)	(7,114,501)	(1,922,870)
Reallocation of Leveraged ESOP	-	(60,404)	(394,599)	455,003

Effect of current year Leveraged ESOP
activity on net assets	16,612,628	12,676,140	4,854,464	(917,976)
Net assets at December 31, 2002	116,701,752	82,256,763	33,527,013	917,976

Net assets at December 31, 2003	$133,314,380	$94,932,903	$38,381,477	$-

3.  Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for the Plan, the FPL Bargaining Plan and the Group Plan, borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The Acquisition Indebtedness is currently scheduled to mature in 2018, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the Leveraged ESOP Account and ESOP shares allocated to accounts of participants under the plans, along with cash contributions from FPL Group. For those dividends on shares allocated to accounts of participants under the plans used to repay the loan, additional shares, equal in value to those dividends, will be allocated to accounts of participants under the plans. In 2003, dividends received from both shares held by the Leveraged ESOP Account and shares allocated to accounts of participants under the plans totaled approximately $14,696,000 and $8,465,000, respectively. Cash contributed in 2003 by FPL Group for the debt service shortfall totaled approximately $21,822,000.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions, as well as to repay dividends on ESOP shares allocated to accounts of participants under the plans for debt service. During 2003, 563,804 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 2004 - $5,604,000; 2005 - $6,200,000; 2006 - $8,408,000; 2007 - $9,645,600; 2008 - $11,130,500 and thereafter - $207,595,700.

See Note 2 for information on the Leveraged ESOP Account allocation.

4.  Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the Leveraged ESOP Account or in cash which is used by the Trustee to purchase Common Stock. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively. During 2003, all Company contributions were made in Common Stock released from the Leveraged ESOP Account.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the Leveraged ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Participants' accounts are reinvested in Common Stock for the benefit of its Participants pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

Certain Plan investments are managed by an affiliate of the Trustee and therefore, these transactions qualify as party-in-interest transactions.
5. Investments
Investments that represent five percent or more of the Plan's net assets available for benefits are as follows:

December 31,

2002

Fidelity Equity-Income	$645,459
Fidelity Blue Chip Growth	813,598
Fidelity Retirement Government Money Market	972,045
FPL Managed Income Fund	634,662
FPL Group Stock Fund (1)	842,834
FPL Group Stock LESOP Fund (2)	1,903,443
Loans to Participants	708,759
_____________________
(1)	Includes short-term investments of $2,913 to provide liquidity.
(2)	Represents Company matching contributions in Common Stock which are nonparticipant-directed investments of the Plan. Includes short-term investments of $14,666 to provide liquidity.

6.  Income Taxes

In August 2001, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective December 1, 2000, met the requirements of Section 401 of the Code. The Plan has been amended since receiving the determination letter; the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends on Common Stock distributed directly to Participants. Participants are given the option to receive dividend distributions in cash in compliance with 2002 tax law changes, all dividends earned by Participants are deductible by FPL Group.

Company contributions to the Plan on a Participant's behalf, the Participant's Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company contributions, Pretax Contributions and earnings from investments are distributed or withdrawn. A loan from a Participant's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

7.  Expenses

Certain fees, such as investment management fees, are paid by Plan Participants. Trustee's fees and expenses are paid primarily with amounts contained in the forfeiture accounts of the Trust and are reflected in the financial statements as administrative expenses. Any fees and expenses exceeding the amount paid from the forfeiture accounts are paid by FPL Group (which may charge each company whose employees participate under the Plan its allocated share) and, therefore, are not reflected in the financial statements.

8.  Master Trust

A portion of the Plan's investments are in a master trust (Master Trust) which was established for the investment of assets of the Plan, the FPL Bargaining Plan and the Group Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The assets, income and expenses are allocated among the participating plans in proportion to the fair value of the net assets invested in each plan.

A summary of participating interest in and financial statements for the Master Trust follows.

	Percent of Interest in Master Trust

	December 31,

	2003	2002

FPL MANAGED INCOME PORTFOLIO FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	74.7%	74.8%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	25.3%	25.0%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	-	0.2%
CONSERVATIVE INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	80.8%	80.4%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	19.2%	18.2%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	-	1.4%
MODERATE GROWTH INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	76.8%	75.8%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	23.2%	23.9%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	-	0.3%
LONG-TERM GROWTH INVESTMENT STRATEGY FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	74.4%	71.7%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	25.6%	28.1%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	-	0.2%
FPL Group Stock Fund FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	66.6%	66.2%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	33.4%	33.5%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	-	0.3%
FPL Group Stock LESOP Fund FPL Group Employee Thrift Plan EIN 59-0247775 PN 002	72.4%	71.2%
Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company EIN 59-0247775 PN 003	27.6%	27.9%
FPL Energy Operating Services, Inc. Employee Thrift Plan EIN 65-0471798 PN 001	-	0.9%

FPL MANAGED INCOME PORTFOLIO STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2003	2002

ASSETS
General investments:
Value of unallocated insurance and financial institution contracts	$341,611,464	$324,025,276

Total	341,611,464	324,025,276

LIABILITIES	-	4,850,145

NET ASSETS AVAILABLE FOR BENEFITS	$341,611,464	$319,175,131

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2003

ADDITIONS
Contributions received from Participants		$10,308,567

Earnings on investments:
Interest		14,130,701

Total		24,439,268

DEDUCTIONS
Benefit payments to Participants or beneficiaries		25,935,320
Account maintenance fees		6,116

Total		25,941,436

NET DECREASE		(1,502,168)

TRANSFERS
Transfers into fund		508,228,288
Transfers out of fund		(484,289,787)

Net transfers		23,938,501

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		319,175,131

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003		$341,611,464

CONSERVATIVE INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2003	2002

ASSETS
Receivables:
Income	$54,565	$59,243
Other	26,143	51

Total receivables	80,708	59,294

General investments:
Value of unallocated insurance and financial institution contracts	9,658,896	9,458,818
Mutual funds	9,811,633	9,000,545

Total general investments	19,470,529	18,459,363

Total	19,551,237	18,518,657

LIABILITIES	52,316	142,999

NET ASSETS AVAILABLE FOR BENEFITS	$19,498,921	$18,375,658

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2003

ADDITIONS
Contributions received from Participants		$904,663
Earnings on investments:
Interest		382,335
Dividends		303,007
Net appreciation in fair value of investments		1,261,239

Total		2,851,244

DEDUCTIONS
Benefit payments to Participants or beneficiaries		1,847,820
Account maintenance fees		543

Total		1,848,363

NET INCREASE		1,002,881

TRANSFERS
Transfers into fund		4,314,612
Transfers out of fund		(4,194,230)

Net transfers		120,382

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		18,375,658

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003		$19,498,921

MODERATE GROWTH INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2003	2002

ASSETS
Receivables:
Income	$132,824	$128,524
Other	144,781	605

Total receivables	277,605	129,129

General investments:
Value of unallocated insurance and financial institution contracts	17,692,382	16,440,242
Mutual funds	56,186,759	47,306,187

Total general investments	73,879,141	63,746,429

Total	74,156,746	63,875,558

LIABILITIES	8,329	246,084

NET ASSETS AVAILABLE FOR BENEFITS	$74,148,417	$63,629,474

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2003

ADDITIONS
Contributions received from Participants		$3,549,642
Earnings on investments:
Interest		687,584
Dividends		1,281,532
Net appreciation in fair value of investments		8,813,751

Total		14,332,509

DEDUCTIONS
Benefit payments to Participants or beneficiaries		4,633,606
Account maintenance fees		2,741

Total		4,636,347

NET INCREASE		9,696,162

TRANSFERS
Transfers into fund		10,719,607
Transfers out of fund		(9,896,826)

Net transfers		822,781

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		63,629,474

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003		$74,148,417

LONG-TERM GROWTH INVESTMENT STRATEGY STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2003	2002

ASSETS
Receivables:
Income	$76,151	$69,181
Other	250,216	14,516

Total receivables	326,367	83,697

General investments:
Value of unallocated insurance and financial institution contracts	8,100,835	7,246,428
Mutual funds	76,090,215	62,493,918

Total general investments	84,191,050	69,740,346

Total	84,517,417	69,824,043

LIABILITIES	-	114,960

NET ASSETS AVAILABLE FOR BENEFITS	$84,517,417	$69,709,083

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2003

ADDITIONS
Contributions received from Participants		$5,128,024
Earnings on investments:
Interest		289,660
Dividends		1,365,472
Net appreciation in fair value of investments		15,288,010

Total		22,071,166

DEDUCTIONS
Benefit payments to Participants or beneficiaries		4,333,819
Account maintenance fees		4,013

Total		4,337,832

NET INCREASE		17,733,334

TRANSFERS
Transfers into fund		7,800,614
Transfers out of fund		(10,725,614)

Net transfers		(2,925,000)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		69,709,083

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003		$84,517,417

FPL GROUP STOCK FUND STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2003	2002

ASSETS
Receivables:
Income	$69	$1,758
Other	2,533,625	2,025,302

Total receivables	2,533,694	2,027,060

General investments:
Money market	12,590	1,028,685

Employer securities	295,610,784	294,932,634

Total	298,157,068	297,988,379

LIABILITIES	3,100,168	300,777

NET ASSETS AVAILABLE FOR BENEFITS	$295,056,900	$297,687,602

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2003

ADDITIONS
Contributions received from Participants		$5,773,753
Earnings on investments:
Interest		11,169
Dividends		11,451,345
Net appreciation in fair value of investments		25,627,988

Total		42,864,255

DEDUCTIONS
Benefit payments to Participants or beneficiaries		14,691,566
Account maintenance fees		18,598

Total		14,710,164

NET INCREASE		28,154,091

TRANSFERS
Transfers into fund		100,227,235
Transfers out of fund		(131,012,028)

Net transfers		(30,784,793)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		297,687,602

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003		$295,056,900

FPL GROUP STOCK LESOP FUND (nonparticipant-directed) STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,

	2003	2002

ASSETS
Receivables:
Income	$1,641	$1,857
Other	1,574,455	424,822

Total receivables	1,576,096	426,679

General investments:
Money market	1,692,161	1,630,356

Employer securities	236,137,546	209,630,859

Total	239,405,803	211,687,894

LIABILITIES	220,791	69,480

NET ASSETS AVAILABLE FOR BENEFITS	$239,185,012	$211,618,414

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
		Year Ended December 31, 2003

ADDITIONS
Contributions received from Participants		$26,331,025
Earnings on investments:
Interest		21,351
Dividends		8,465,198
Net appreciation in fair value of investments		37,169,695

Total		71,987,269

DEDUCTIONS
Benefit payments to Participants or beneficiaries		10,840,938
Account maintenance fees		24,648

Total		10,865,586

NET INCREASE		61,121,683

TRANSFERS
Transfers into fund		8,544,455
Transfers out of fund		(42,099,540)

Net transfers		(33,555,085)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2002		211,618,414

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2003		$239,185,012

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2004	FPL Energy Operating Services, Inc. Employee Thrift Plan

(Name of Plan)

By:	JAMES K. PETERSON

James K. Peterson Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX
Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm